NO ACT

PE 1-25-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11006336

Received SEC
MAR 29 2011
Washington, DC 20549

March 29, 2011

Michael J. O'Brien
Senior Vice President, General Counsel
and Secretary
Omnicom Group Inc.
437 Madison Ave.
New York, NY 10022

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-29-11

Re: Omnicom Group Inc.
Incoming letter dated January 25, 2011

Dear Mr. O'Brien:

This is in response to your letters dated January 25, 2011 and February 25, 2011 and a letter from Brian David Miller received on March 26, 2011 concerning the shareholder proposal submitted to Omnicom by John Chevedden. We have also received a letter from the proponent dated February 24, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

March 29, 2011

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Omnicom Group Inc.
Incoming letter dated January 25, 2011

The proposal requests that the board undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).

There appears to be some basis for your view that Omnicom may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Omnicom's policies, practices and procedures compare favorably with the guidelines of the proposal and that Omnicom has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Omnicom omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From: Brian.Miller@lw.com
Sent: Saturday, March 26, 2011 2:43 PM
To: Belliston, Gregory
Cc: JOEL.TROTTER@LW.com
Subject: Omnicom Group Inc. No-Action Request Letter

Greg-

I am responding to the message you left for Joel Trotter on Friday evening.

We confirm and are writing to clarify that the description of the shareholder proposal on page two of the Omnicom no-action request letter of January 25, 2011 was intended to describe the shareholder proposal submitted by John Chevedden, which is attached as Exhibit A to the letter.

If you have any questions or need any more information, please do not hesitate to contact me.

Thank you and best regards,

Brian

Brian David Miller

LATHAM & WATKINS LLP
555 Eleventh Street, NW
Suite 1000
Washington, DC 20004-1304
Direct Dial: +1.202.637.2332
Fax: +1.202.637.2201
Email: brian.miller@lw.com
http://www.lw.com

Omnicom Group Inc.

Michael J O'Brien
Sr. Vice President,
General Counsel and Secretary

February 25, 2011

VIA ELECTRONIC MAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **Shareholder Proposal to Omnicom Group Inc. from John Chevedden**

Ladies and Gentlemen:

This letter supplements the January 25, 2011 letter submitted by Omnicom Group Inc. (the "Company"), advising the staff (the "Staff") of the Division of Corporation Finance that it intends to exclude the shareholder proposal and supporting statement (the "Shareholder Proposal") submitted by Mr. John Chevedden (the "Proponent") for inclusion in the Company's proxy materials for its 2011 annual meeting of shareholders (the "Proxy Materials").

This letter is to advise the Staff that, as stated in the letter of January 25, on February 10, 2011, the Board of Directors (the "Board") of the Company authorized an amendment to the Company's Certificate of Incorporation attached hereto as Exhibit A (the "Company Proposal"), to provide for shareholder action by written consent based upon the minimum number of votes necessary to authorize or take such action at a meeting of shareholders where all shareholders entitled to vote were present and voting. The Company Proposal will appear in the Company's Proxy Materials and, if approved by a majority vote of the shareholders, would amend the Company's Certificate of Incorporation.

As stated in the letter of January 25, the Shareholder Proposal is a resolution proposed for adoption by the shareholders to request that the Board take the necessary actions to change the standard for shareholder action by written consent to the minimum number of votes necessary to authorize or take such action at a meeting of shareholders where all shareholders entitled to vote were present and voting. The Company requested confirmation that the Staff will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the Shareholder Proposal on the following grounds:

(i) pursuant to Rule 14a-8(i)(10), as the Company has substantially implemented the Shareholder Proposal; and

(ii) pursuant to Rule 14a-8(i)(9), as the Shareholder Proposal conflicts with the Company Proposal.

With the Board's action at the February 10, 2011 meeting, the Board has taken the steps necessary to change the standard for shareholder action by written consent as requested in the Shareholder Proposal. Therefore, we believe we have substantially implemented the Shareholder Proposal and may therefore properly exclude it from the Company's Proxy Materials pursuant to Rule 14a-8(i)(10).

Furthermore, since the Company Proposal will appear in the Proxy Materials, the substance of both the Shareholder Proposal and the Company Proposal are identical, and appearance in Proxy Materials of both the Shareholder Proposal and the Company Proposals would present the opportunity for ambiguous results, the Company believes that it may exclude the Shareholder Proposal pursuant to Rule 14a-8(i)(9), because the Shareholder proposal directly conflicts with the Company Proposal. Indeed, if both proposals were approved, the passage of the Shareholder Proposal would have no effect because the Company would have already implemented the actions requested by the Shareholder Proposal.

For the reasons stated above, the Company respectfully requests confirmation that the Staff will not recommend enforcement action to the Commission if the Company excludes the Shareholder Proposal from its Proxy Materials pursuant to paragraphs (i)(10) and (i)(9) of Rule 14a-8.

* * * *

To the extent that the reasons for exclusion of the Shareholder Proposal from the Company's Proxy Materials stated herein are based on matters of law, such reasons constitute the opinions of the undersigned, an attorney licensed and admitted to practice law in the State of New York. Such opinions are limited to the law of the State of New York and the federal law of the United States.

If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the determination of the Staff's final position. In addition, the Company requests that the Proponent copy the undersigned on any response it may choose to make to the Staff, pursuant to Rule 14a-8(k).

Please contact the undersigned or Joel Trotter of Latham & Watkins LLP at (202) 637-2165 to discuss any questions you may have regarding this matter.

Very truly yours,



Michael J. O'Brien
Senior Vice President, General Counsel
and Secretary

Enclosures

cc: John Chevedden
Joel H. Trotter, Latham & Watkins LLP

Exhibit A

Proposal of the Company Adopted by the Board of Directors on February 10, 2011

That the Certificate of Incorporation of the Company be amended to add a new article TWELFTH, to read:

> **TWELFTH:** Notwithstanding any provisions in the By-laws to the contrary, whenever shareholders are required or permitted to take any action by vote, such action may be taken without a meeting on written consent, setting forth the action so taken, signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.
>
> The shareholder or shareholders proposing to take such action shall give notice of the proposed action, which notice shall be in writing and delivered to and received by the Secretary at the principal office of the Corporation not less than ninety days before the proposed effective date of such action.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 24, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Omnicom Group Inc. (OMC)
Written Consent
John Chevedden

Ladies and Gentlemen:

This responds to the January 25, 2011 company request to avoid this established rule 14a-8 proposal.

The company January 25, 2011 no action request said that the Staff would be promptly notified following the February 10, 2011 Board meeting. This clearly has not happened.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
Michael J. O'Brien <michael.obrien@OmnicomGroup.com>

[OMC: Rule 14a-8 Proposal, December 7, 2010]

3* – Shareholder Action by Written Consent

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).

This proposal topic also won majority shareholder support at 13 major companies in 2010. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent.

Taking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly related to reduced shareholder value.

This proposal topic is one of several proposal topics that often win high shareholder support, such as the Simple Majority Vote proposal that won our 82%-support at our 2010 annual meeting. This 82%-support even translated into 68% of all shares outstanding. Plus the 82%-vote may be understated because, under the guidance of the expensive law firm, Latham & Watkins, the beginning words (Adopt Simple Majority Vote) and the concluding words (Adopt Simple Majority Vote – Yes on 7) were improperly omitted.

The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk," and "High Concern" for Board Composition. Annual executive incentives were discretionary.

Seven of twelve of our directors had 13 to 24-years long-tenure (independence concern). In addition, five directors were age 70 to 81. All of the board's standing committees were controlled and/or chaired by long-tenured directors.

Ten of the 16 seats on our 3 most important board committees were held by directors who attracted our highest negative votes (15% to 19%). Our board was the only major corporate directorship for six of our directors. This could indicate a lack of current transferable director experience for half of our board.

Leonard Coleman was marked a "Flagged (Problem) Director" by The Corporate Library due to his Owens Corning directorship which involved reorganization under Chapter 11 Bankruptcy. Mr. Coleman was still allowed on our Executive Pay and Nomination Committees.

Total shareholder return for one-year, as of September 30, 2010 was 8% – lagging the industry return of 24%. We also had no shareholder right to proxy access, no cumulative voting, no shareholder-called special meetings and no shareholder written consent.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance and financial performance: **Shareholder Action by Written Consent – Yes on 3.***

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Omnicom Group Inc.

January 25, 2011

VIA ELECTRONIC MAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **Shareholder Proposal to Omnicom Group Inc. from John Chevedden**

Ladies and Gentlemen:

This letter is submitted pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Omnicom Group Inc. (the "Company") has received a shareholder proposal and supporting statement attached hereto as Exhibit A (the "Shareholder Proposal") from John Chevedden (the "Proponent") for inclusion in the Company's proxy statement for its 2011 annual meeting of shareholders. To the extent that the reasons for exclusion of the Shareholder Proposal from the Company's 2011 proxy materials stated herein are based on matters of law, such reasons constitute the opinions of the undersigned, an attorney licensed and admitted to practice law in the State of New York. Such opinions are limited to the law of the State of New York and the federal law of the United States.

The Company hereby advises the staff (the "Staff") of the Division of Corporation Finance that it intends to exclude the Shareholder Proposal from its 2011 proxy materials. The Company respectfully requests confirmation that the Staff will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the Shareholder Proposal on the following grounds:

(i) pursuant to Rule 14a-8(i)(10), as the Company has substantially implemented the Shareholder Proposal; and

(ii) pursuant to Rule 14a-8(i)(9), as the Shareholder Proposal conflicts with a Company proposal.

By copy of this letter, we are advising the Proponent of the Company's intention to exclude the Shareholder Proposal. In accordance with Rule 14a-8(j)(2) and Staff Legal Bulletin No. 14D, we are submitting by electronic mail (i) this letter, which sets forth our reasons for excluding the Proposal; and (ii) the Proponent's letter submitting the Proposal.

Pursuant to Rule 14a-8(j), we are submitting this letter not less than 80 days before the Company intends to file its 2011 proxy materials.

I. The Shareholder Proposal and the Company Proposal.

The Shareholder Proposal submitted for inclusion in the 2011 proxy materials is a resolution proposed for adoption by the shareholders to request that the Board of Directors (the "Board") of the Company take the necessary actions to change the standard for shareholder action by written consent to the minimum number of votes necessary to authorize or take such action at a meeting of shareholders where all shareholders entitled to vote were present and voting.

The Company intends to include in the 2011 proxy materials its own proposal attached hereto as Exhibit B (the "Company Proposal"), which, if approved by a majority vote of the shareholders, would amend the Company's Certificate of Incorporation to provide for shareholder action by written consent based upon the minimum number of votes necessary to authorize or take such action at a meeting of shareholders where all shareholders entitled to vote were present and voting. This is identical to the standard proposed in the Shareholder Proposal. The Company Proposal would also provide for a ninety-day notice period before any shareholder action by written consent would become effective.

II. Grounds for Exclusion

The Company intends to exclude this Proposal from its 2011 proxy materials and respectfully requests that the Staff concur that the Company may exclude the Proposal on the following grounds.

A. The Shareholder Proposal may be excluded pursuant to Rule 14a-8(i)(10) because the Shareholder Proposal has been substantially implemented.

Rule 14a-8(i)(10) permits an issuer to omit a Rule 14a-8 proposal if the company has already "substantially implemented the proposal." The purpose of Rule 14a-8(i)(10) is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." See Release No. 34-12598 (July 7, 1976) (regarding predecessor rule to Rule 14-8(i)(10)). To be moot, the proposal need not be implemented in full or precisely as presented. Rule 14a-8(i)(10) does not require exact correspondence between the actions sought by a shareholder proponent and the issuer's actions in order for the shareholder's proposal to be excluded. Release 34-20091 (Aug. 16, 1983) (discussing Rule 14a-8(c)(10), the predecessor to Rule 14a-8(i)(10)).

Here, the Shareholder Proposal "requests that the Board take the necessary actions to change the standard for shareholder action by written consent . . . ." The Company respectfully submits that the inclusion of the Company Proposal in its 2011 proxy materials will substantially implement the Shareholder Proposal. Therefore, the proposal may be excluded from the 2011 proxy materials pursuant to Rule 14a-8(i)(10).

Section 615 of the New York Business Corporation Law (the "NYBCL") permits a New York corporation to provide for shareholder action by less than unanimous consent if and only if such a provision is set forth in the corporation's certificate of incorporation. Therefore, implementation of the Shareholder Proposal necessarily requires an amendment to the Company's certificate of incorporation.

Under Section 803 of the NYBCL, such an amendment to the Company's certificate of incorporation requires (i) authorization by a vote of the board of directors, followed by (ii) a vote of a majority of all outstanding shares. Thus, the "necessary actions" that the Board must take to implement the Shareholder Proposal are (y) a vote of the Board authorizing the necessary amendment to the Company's Certificate of Incorporation and (x) placing the matter on the Company's 2011 proxy materials for a shareholder vote.

The Company expects that the Board will authorize the Company Proposal to amend the Certificate of Incorporation and allow for shareholder action by written consent at the Board meeting scheduled for February 10, 2011. The Company will promptly notify the Staff once such action has occurred. Following Board authorization of the Company Proposal, the Company will include and recommend that shareholders approve the Company Proposal in its 2011 proxy materials.

Therefore, since the Shareholder Proposal asks only that the Board "take the necessary actions," and the Board will have taken such actions by the time the 2011 proxy materials are distributed, the Company believes that it may exclude the Shareholder Proposal from the 2011 proxy materials pursuant to Rule 14a-8(i)(10) because the Company will have substantially implemented the proposal.

B. The Shareholder Proposal may be excluded pursuant to Rule 14a-8(i)(9) because the Shareholder Proposal will directly conflict with the Company Proposal to be submitted at its 2011 annual meeting.

Rule 14a-8(i)(9) provides that a shareholder proposal may be omitted from a proxy statement if the proposal "directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." Exchange Act Release No. 34-40018, n. 27 (May 21, 1998).

The Shareholder Proposal overlaps fully with the Company Proposal that will be included in the 2011 proxy materials and presented by the Board for shareholder approval at the annual meeting. The appearance in the 2011 proxy materials of both the Shareholder Proposal and the Company Proposals would present the opportunity for ambiguous results that Rule 14a-8(i)(9) is designed to prevent.

The substance of both the Shareholder Proposal and the Company Proposal are identical. Both seek to amend the Company's Certificate of Incorporation in order to allow for shareholder action by less than unanimous written consent. Both the Shareholder Proposal and the Company Proposal would allow for action by the minimum number of votes necessary to authorize or take such action at a meeting of shareholders where all shareholders entitled to vote were present and voting. In this regard, the proposals are identical in scope and focus.

The approval of both the Shareholder Proposal and the Company proposal on the 2011 proxy materials would create an ambiguous result. As discussed above, the Company Proposal represents the substantial implementation of the Shareholder Proposal. Indeed, if both proposals were approved, the passage of the Shareholder Proposal would have no effect because the Company would have already implemented the actions requested by the Shareholder Proposal.

The Staff has recently permitted exclusion of shareholder proposals under similar circumstances. See, e.g., *Del Monte Foods Co.* (avail. June 3, 2010) (concurring with the exclusion of a shareholder proposal requesting that the company amend its supermajority provisions and adopt a majority of votes cast standard where the company planned to submit proposals to replace its supermajority provisions with a majority of shares outstanding standard); See also *Caterpillar Inc.* (avail. March 30, 2010) (same); *Allergan, Inc.* (Feb. 22, 2010) (same); *The Walt Disney Company* (Nov. 16, 2009, recon. denied Dec. 17, 2009) (same). In this case, the Company Proposal would in all respects implement the action requested in the Shareholder Proposal using language substantially identical to the language proposed by the Proponent.

Accordingly, the Company respectfully requests confirmation that the Staff will not recommend enforcement action to the Commission if the Company excludes the Shareholder Proposal based on Rule 14a-8(i)(9) because the Shareholder proposal directly conflicts with the Company Proposal.

* * * *

If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the determination of the Staff's final position. In addition, the Company requests that the Proponent copy the undersigned on any response it may choose to make to the Staff, pursuant to Rule 14a-8(k).

Please contact the undersigned or Joel Trotter of Latham & Watkins LLP at (202) 637-2165 to discuss any questions you may have regarding this matter.

Very truly yours,



Michael J. O'Brien
Senior Vice President, General Counsel
and Secretary

Enclosures

cc: John Chevedden
Joel H. Trotter, Latham & Watkins LLP

Exhibit A

Proposal from John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Bruce Crawford
Chairman of the Board
Omnicom Group Inc. (OMC)
437 Madison Ave
New York NY 10022

Dear Mr. Crawford,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden

December 7, 2010
Date

cc: Michael J. O'Brien <michael.obrien@OmnicomGroup.com>
Corporate Secretary
PH: 212 415-3600
FX: 212 415-3530
IR@OmnicomGroup.com

[OMC: Rule 14a-8 Proposal, December 7, 2010]

3* – Shareholder Action by Written Consent

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).

This proposal topic also won majority shareholder support at 13 major companies in 2010. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent.

Taking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly related to reduced shareholder value.

This proposal topic is one of several proposal topics that often win high shareholder support, such as the Simple Majority Vote proposal that won our 82%-support at our 2010 annual meeting. This 82%-support even translated into 68% of all shares outstanding. Plus the 82%-vote may be understated because, under the guidance of the expensive law firm, Latham & Watkins, the beginning words (Adopt Simple Majority Vote) and the concluding words (Adopt Simple Majority Vote – Yes on 7) were improperly omitted.

The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk," and "High Concern" for Board Composition. Annual executive incentives were discretionary.

Seven of twelve of our directors had 13 to 24-years long-tenure (independence concern). In addition, five directors were age 70 to 81. All of the board's standing committees were controlled and/or chaired by long-tenured directors.

Ten of the 16 seats on our 3 most important board committees were held by directors who attracted our highest negative votes (15% to 19%). Our board was the only major corporate directorship for six of our directors. This could indicate a lack of current transferable director experience for half of our board.

Leonard Coleman was marked a "Flagged (Problem) Director" by The Corporate Library due to his Owens Corning directorship which involved reorganization under Chapter 11 Bankruptcy. Mr. Coleman was still allowed on our Executive Pay and Nomination Committees.

Total shareholder return for one-year, as of September 30, 2010 was 8% – lagging the industry return of 24%. We also had no shareholder right to proxy access, no cumulative voting, no shareholder-called special meetings and no shareholder written consent.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance and financial performance: **Shareholder Action by Written Consent – Yes on 3.***

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

RAM TRUST SERVICES

December 7, 2010

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern,

Ram Trust Services is a Maine chartered non-depository trust company. Through us, Mr. John Chevedden has continuously held no less than 150 shares of Omnicom Group (OMC) common stock, CUSIP #681919106, since at least November 20, 2008. We in turn hold those shares through The Northern Trust Company in an account under the name Ram Trust Services.

Sincerely,



Michael P. Wood
Sr. Portfolio Manager

45 EXCHANGE STREET PORTLAND MAINE 04101 TELEPHONE 207 775 2354 FACSIMILE 207 775 4289

Exhibit B

Proposal of the Company

That the Certificate of Incorporation of the Company be amended to add a new article TWELFTH, to read:

> **TWELFTH:** Notwithstanding any provisions in the By-laws to the contrary, whenever shareholders are required or permitted to take any action by vote, such action may be taken without a meeting on written consent, setting forth the action so taken, signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.
>
> The shareholder or shareholders proposing to take such action shall give notice of the proposed action, which notice shall be in writing and delivered to and received by the Secretary at the principal office of the Corporation, a reasonable period (but not less than ninety days) before the proposed effective date of such action.